Exhibit # 99.3

DUNDEE BANCORP INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

DUNDEE BANCORP INC. (the “Company” or “Dundee Bancorp”) is primarily a holding company dedicated to wealth management and financial services. Its domestic financial service activities are carried out through its 84% owned subsidiary, Dundee Wealth Management Inc. (“Dundee Wealth”). Dundee Bancorp also provides financial services internationally through its offices in Bermuda and the Cayman Islands. Together, these domestic and international financial services operations provide a broad range of financial products to individuals, institutions and corporations.

Dundee Bancorp also holds and manages its own portfolio which includes both publicly traded and private companies in a variety of sectors, including real estate, resources, and financial services, as well as investments in highly liquid securities such as bonds and mutual funds. These investments are carried at cost with provisions for impairments in value. Investments that are subject to significant influence are accounted for using the equity method whereby the Company recognizes in income its proportionate share of earnings or losses of the investee company.

During 2002, the Company was active in growing assets under management and distribution power, both internally and by acquisition. Dundee Wealth successfully completed two acquisitions, with Dundee Wealth emerging as a full service wealth management company with $17 billion of assets under management and administration and over 500 investment advisors in 150 independent branch offices across Canada. Dundee Wealth’s investment management arm, Dynamic Mutual Funds Ltd. (“Dynamic”) has gained considerable momentum during 2002, ending the year with net assets gathered of $210 million and stellar performance in investment products. Dundee Wealth’s operations are now conducted through DWM Inc. (“DWM”), an 81.7% owned subsidiary. CDP Financial Services Inc. (“CDP”) holds an 18.3% interest in DWM.

OVERVIEW OF THE BUSINESS OF DUNDEE BANCORP INC.

Dundee Bancorp operates its business through three business segments; the wealth management division, its corporate and investment portfolio activities and international operations.

THE WEALTH MANAGEMENT DIVISION

The wealth management business of Dundee Bancorp is conducted through its main operating subsidiary, Dundee Wealth, a fully integrated, TSX listed, Canadian owned financial service company, which provides investment management, securities brokerage and financial planning and advisory services to individuals, institutions, corporations and foundations. Dundee Wealth’s operations are conducted through DWM. Dundee Wealth reported over $17 billion in assets under management and administration at the end of 2002.

DWM has two main operating divisions, investment management and brokerage. Investment management operations are conducted through Dynamic and DynamicNova wherein the Company earns a fee, generally calculated as a percentage of the current market value of the assets managed. The Company earns performance fees on certain assets under management when the investment performance of these assets exceeds an applicable benchmark. Redemption fee revenues are earned when mutual fund units purchased on a deferred sales charge basis are redeemed within a certain period.

Dundee Securities Corporation (“Dundee Securities”), Dundee Private Investors Inc. (“Dundee Private”), Dundee Insurance Agency Ltd. (“Dundee Insurance”) and Dundee Mortgage Services Inc. (“Dundee Mortgage”) comprise the brokerage division of DWM and provide a full range of retail brokerage services to their client base of over 300,000 accounts, representing $8.7 billion in assets under administration. Dundee Securities also provides investment banking and institutional brokerage services. Corporate finance revenue is earned from participation in equity financings and by providing financial advisory services, including mergers and acquisitions advice, as well as valuations and fairness opinions, in a variety of industry sectors.

Certain operating expenses of Dundee Bancorp are directly related to the wealth management division including variable compensation expense, which is calculated as a percentage of the associated financial service revenue, and trailer fee expense which is paid to third party brokers and dealers to provide ongoing service to their mutual fund clients.

The Company’s wealth management subsidiaries operate in a regulated environment and are therefore subject to regulatory capital requirements. This may require the companies to keep sufficient cash and other liquid assets on hand to offset capital requirements.

CORPORATE AND INVESTMENT PORTFOLIO ACTIVITIES

The Company manages its own investment portfolio. Revenues earned from this portfolio include net realized gains on sales of investments as well as dividend and interest income. Certain of the Company’s investments are accounted for using the equity method, which will result in the Company recognizing its proportionate interest in the operating results of the underlying investment. Unrealized gains on investments are not recognized in income until realized, although provisions for impairment in value are taken at the time that such provision is deemed appropriate.

Declines in global capital markets affected the trading value of some of our investment holdings over the past few years. However, market prices have recovered somewhat from 2001 trading values. The estimated market value of the Company’s portfolio, using trading values for publicly listed securities, but excluding the Company’s investments in Dundee Wealth and Eurogas, which are consolidated, increased from $423 million at the end of 2001 to $440 million at the end of 2002. Since December 31, 2002, the estimated market value of the portfolio has increased further because of increases in market prices for Dundee Realty Corporation and Zemex Corporation. Publicly traded values at any given point in time are not necessarily indicative of management’s assessment of these entities’ underlying values. Accordingly, trading prices may give a misleading view of the true value of the portfolio.

At December 31, 2002, 75% of the trading value of the Company’s investment portfolio was invested in public company securities, 13% in private companies and 12% in mutual funds and other liquid assets. The more significant holdings include:

Dundee Realty Corporation (“Dundee Realty”) (TSX – D)

Dundee Realty, an equity accounted investment, reported a 15% improvement in funds from operations since 2001. Dundee Realty is one of the largest and fastest growing real estate companies in Canada with over $1 billion in assets and approximately $300 million in revenues.

At December 31, 2002, the Company held 6.9 million shares of Dundee Realty or approximately 45% of the total shares issued and outstanding. During 2003, Dundee Realty announced that, subject to a plan of arrangement, its revenue producing property will be transferred to a newly formed real-estate investment trust (“REIT”). The land and housing business of Dundee Realty will be reorganized into a separate entity and will become a majority owned subsidiary of Dundee Bancorp. Once the transaction is completed, Dundee Bancorp will be required to consolidate the operations of Dundee Realty into its financial results. Dundee Bancorp will retain its proportionate interest in the REIT.

Laurentian Bank of Canada (“Laurentian”) (TSX – LB)

As Canada’s seventh largest Schedule I Bank in asset size, Laurentian offers products and services to meet the banking and financial needs of individuals and small to medium-sized businesses through four distinct operating segments; retail financial services, commercial financial services, wealth management and brokerage, and business-to-business “B2B” trust and agency banking.

Net income during Laurentian’s fiscal year ended October 31, 2002 was $1.27 per share. During 2002, the Company earned dividends from its investment in Laurentian of $2.3 million.

At December 31, 2002, the Company held 2.0 million shares of Laurentian or approximately 9% of the total common shares issued and outstanding.

Zemex Corporation (“ZEMEX”) (TSX, NYSE – ZMX)

Zemex is a producer of industrial minerals and specialty products. Zemex is North America’s largest producer of feldspathic materials serving the sanitaryware and tile industries, and the largest worldwide producer of phlogopite mica serving the plastics markets and indirectly, the auto industry. Its Alumitech division reprocesses aluminum waste materials commonly referred to as drosses and produces fire retardant and heat containment systems for the chemical and construction industries. Zemex has facilities across the United States and Canada. In 2002, Zemex completed two acquisitions, an aluminum recycling operation and an attapulgite clay operation. In early 2003, Zemex entered into a plan of arrangement whereby it will be acquired by a Peruvian company for cash proceeds of US$8.80 per share.

During 2002, Zemex reported a net loss of U.S.$1.8 million compared with net income of U.S.$0.9 million in 2001.

At December 31, 2002, the Company held 3.1 million shares of Zemex or 39% of the total shares issued and outstanding.

Breakwater Resources Ltd. (“Breakwater”) (TSX – BWR)

Breakwater is a publicly traded company engaged in the acquisition, exploration, development and mining of base metal deposits in the Americas and North Africa. The year ended December 31, 2002 and 2001 saw record low prices for zinc. These record low prices put severe pressure on the liquidity of Breakwater, necessitating a restructuring of its banking arrangements which occurred in November 2001, with the assistance of Dundee Bancorp. In May 2002, Breakwater raised additional equity of $17.6 million, net of costs, by successfully completing a rights offering. Dundee Bancorp purchased 25 million additional Breakwater shares by participating in this offering. In January 2003, Breakwater further extended its credit facilities to January 2004. These transactions are expected to provide sufficient working capital for Breakwater to the end of fiscal 2003.

Cash flows from operations increased significantly in 2002 to $8.6 million, although Breakwater reported a net loss for the year ended December 31, 2002 of $19.9 million (2001 – $111.1 million). Net operating results in 2001 include non cash write-downs of mineral properties and fixed assets of $70.3 million.

At December 31, 2002, the Company held 51.9 million shares of Breakwater or 27% of the total shares issued and outstanding. The Company also holds warrants to purchase an additional 30.8 million common shares at a price of $0.20 per share, expiring in 2007.

IAMGOLD Corporation (“IAMGOLD”) (TSX – IMG)

In January 2003, IAMGOLD completed the acquisition of Repadre Capital Corporation (“Repadre”) at an exchange rate of 1.6 IAMGOLD shares for each Repadre share. At that time, Dundee Bancorp held 6.4 million shares of Repadre and received 10.3 million shares of IAMGOLD. The Company ceased equity accounting for its investment in Repadre at the end of the third quarter of 2002.

IAMGOLD is a leading mining, exploration and development company. Its principal assets are located in West Africa. It also has a diverse royalty portfolio.

INTERNATIONAL OPERATIONS

The Company’s international operations are conducted through The Dundee Bank, which is a bank incorporated under the laws of the Cayman Islands, holding a Category B Banking License and a trust license from the Cayman Island Monetary Authority. In 2001, the Company made the decision to close down its operations in India where it had a fledgling  mutual fund operation. At that time, the Company took a provision to write down the cost of its investment and to provide for exit costs. The Company continues to wind down the remnant operations in India.

The Dundee Leeds Group is a group of subsidiaries of The Dundee Bank which are incorporated under the laws of Bermuda, Cayman Islands and the British Virgin Islands. The Dundee Leeds Group provides administrative services for mutual funds, hedge funds and other investment clients and also provides accounting, administration, registrar and transfer agency, corporate secretarial and other services relating to the management of offshore companies.

RESULTS OF OPERATIONS

Earnings for the year ended December 31, 2002 were $50.3 million or $1.98 per share compared with a loss of $57.0 million in 2001, representing a loss of $2.17 per share. Current year earnings include a one time dilution gain of $75.7 million resulting from the reorganization of certain subsidiaries of the Company, as outlined in note 2 to the Company’s consolidated financial statements.

The results for the year by operating segment are as follows:

(in thousands of dollars)
		Wealth	Corporate and
SEGMENTED EARNINGS (LOSS)		Management	Investment Portfolio			International		TOTAL
For the year ended December 31,	2002	2001	2002	2001	2002	2001	2002	2001
Revenue	$266,848	$235,256	$7,099	$16,388	$3,150	$3,719	$277,097	$255,363
Expenses	256,430	234,867	17,998	22,883	4,638	4,886	279,066	262,636
Amortization of goodwill	–	4,463	–	777	–	479	–	5,719
OPERATING (LOSS) EARNINGS	10,418	(4,074)	(10,899)	(7,272)	(1,488)	(1,646)	(1,969)	(12,992)
Other items:
Equity earnings (loss)	–	–	2,252	(20,124)	–	–	2,252	(20,124)
Investment provision	(793)	(939)	(8,472)	(22,487)	–	–	(9,265)	(23,426)
(LOSS) EARNINGS BEFORE TAXES	$9,625	$(5,013)	$(17,119)	$(49,883)	$(1,488)	$(1,646)	(8,982)	(56,542)
Dilution gain							75,680	–
Oil and gas properties							6,258	51
Discontinuance of operations in India							–	(9,909)
Income taxes
Current							10,861	2,451
Future							(3,413)	(10,353)
Non controlling interest							15,252	(1,533)
							$50,256	$(56,965)

THE WEALTH MANAGEMENT DIVISION

Total revenues for 2002 in the wealth management division were $267 million, a 14% increase from 2001 total revenues of $235 million. The main components of the wealth management division’s revenues and expenses are described below.

Management Fees

Management fee revenues for 2002 generated by the wealth management division were $127.7 million including performance fees of $7.4 million. This compares to $110.5 million earned in 2001, including performance fees of $2.4 million. Performance fees earned in 2002 were primarily from resource related products. Despite slower growth in the mutual fund industry in general, the wealth management division ended 2002 with net assets gathered of $297 million compared to $15 million in 2001. The acquisition of DynamicNova increased assets under management by $2.1 billion. Since acquisition, DynamicNova’s assets have resulted in net redemptions of $87 million for 2002. Efforts are being made to reverse this redemption trend through manager changes, by implementing free switching between Dynamic and DynamicNova products, through merging certain funds that have similar investment objectives, and by other direct marketing efforts. General capital market conditions resulted in some depreciation in the value of assets.

Average assets under management, before accounting for assets acquired pursuant to the DynamicNova transaction, have increased from $6.3 billion in 2001 to $6.6 billion in 2002. Since acquisition in October 2002, DynamicNova assets have added approximately $2.1 billion to our average assets throughout the fourth quarter of 2002.

Growth in assets during 2002 reflected a trend towards asset categories paying lower than average management fees, reducing the average fee earned on Dynamic products from 1.706% during 2001 to 1.642% during 2002. Assets acquired from DynamicNova are expected to increase the average rate earned as certain DynamicNova products earn higher fees than comparable Dynamic products.

Redemption Fees

Gross redemptions of assets under management during 2002 were approximately $1.4 billion of which $771 million or 57% were in respect of units originally purchased on a deferred sales charge basis. Redemptions during 2002 generated fees of $11.0 million of which $9.9 million were retained by the wealth management division and $0.5 million were retained directly by Dundee Bancorp. By comparison, redemptions during 2001 were $959 million of which $659 million related to units originally purchased on a deferred sales charge basis generating redemption fees of $10.8 million. The wealth management division retained $8.7 million of these redemption fees whereas Dundee Bancorp retained $1.8 million.

Financial Services

Financial service revenue generated by the wealth management division was $124.5 million in 2002 compared to $113.9 million in 2001, representing an increase of 9% during a time when comparative industry statistics indicate an overall decrease in the securities industry of 3% throughout 2002. Retail commission and trailer revenue increased 16.3% year over year. A significant portion of assets administered by the brokerage division of Dundee Wealth continue to be in mutual funds, which provide Dundee Wealth with an ongoing trailer fee.

Corporate finance activities also experienced strong growth in 2002 with revenues increasing 64% compared to 2001. Institutional sales were approximately $1.8 million higher than similar revenues in 2001 but were offset by a decrease of $4.7 million in pro trading revenues.

Selling, General and Administrative

Selling, general and administrative costs of the wealth management division increased from $108.2 million in 2001 to $113.9 million in 2002. The acquisition of CFFG and DynamicNova increased selling, general and administrative costs by $5 million. After accounting for this increase, total selling, general and administrative costs increased by under $1.0 million. In the second quarter of 2002, the shareholders and unitholders of certain mutual funds approved an increase to the annual limit of the funds’ management expense ratio, offset by a reduction in the annual performance fee limit that the Company may earn, which amendments became effective July 1, 2002. As a result, during the remainder of 2002, costs being absorbed by the Company were reduced by approximately $0.9 million.

Variable Compensation

Variable compensation costs totaled $71.3 million for 2002 compared with $60.3 million for 2001, a variance of $11.0 million year over year. Increased financial services revenue accounts for $8.4 million of this variance while a change in business mix, decreasing margins retained from 39.1% in 2001 to 36.8% in 2002, accounted for the remaining $2.6 million variance.

Trailer Fees

Trailer fees paid by the Company during 2002 were $23.0 million (2001 – $19.6 million), representing 0.4% of the average assets managed which are subject to trailer fees or 23% of total management fee revenues from these assets.

CORPORATE AND INVESTMENT PORTFOLIO ACTIVITIES

The following table summarizes the carrying value of the Company’s investment portfolio as at December 31, 2002.

(in thousands of dollars)
		2002		2001
	Book	Market	Book	Market
	Value	Value	Value	Value
Equity Accounted Investments
Black Hawk Mining Inc.	$3,024	$4,586	$4,079	$2,621
Breakwater Resources Ltd.	25,465	7,265	27,518	5,648
Dundee Realty Corporation	140,601	106,748	137,949	93,275
Repadre Capital Corporation	20,866	78,674	14,470	28,675
Zemex Corporation	35,585	22,150	36,481	29,552
Other	6,733	5,298	9,714	21,284
Marketable securities	65,043	55,082	79,185	73,049
Other portfolio investments	131,608	160,577	131,928	169,252
	$428,925	$440,380	$441,324	$423,356
Consolidated Investments
Dundee Wealth Management Inc.		311,749		259,697
Eurogas Corporation		16,171		15,208
		$768,300		$698,261

The market value of the Company’s investment portfolio improved significantly during 2002, especially as a result of its investments in Dundee Realty and Repadre. Total market appreciation in the investment portfolio, calculated after giving effect to acquisitions and dispositions throughout the year, was $19.1 million. Although the Company saw positive returns in 2002 on many of its investments, management conservatively increased its provision against the carrying value of its portfolio by $9.3 million.

At December 31, 2002, 75% of the market value of the investment portfolio was invested in public company securities, 13% in private companies and 12% in mutual funds and other liquid assets.

In accordance with Canadian generally accepted accounting principles, certain of the Company’s investments are accounted for using the equity method whereby the Company includes its proportionate interest in the earnings and losses of these investments in the Company’s consolidated earnings. The equity method will also result in the calculation and recognition of a gain or loss in respect of the investment if the Company’s percentage ownership is diluted because of, for example, the issuance of additional shares by the investee.

(in thousands of dollars)
			2002			2001
		Equity	Dilution		Equity	Dilution
	Year End	Earnings	Gains	Year End	Earnings	Gains
	Ownership	(Losses)	(Losses)	Ownership	(Losses)	(Losses)
Black Hawk Mining Inc.	18%	$(922)	$(1)	19%	$475	$(4)
Breakwater Resources Ltd.	27%	(5,561)	(1,493)	29%	(32,080)	(505)
Dundee Realty Corporation	45%	4,600	–	40%	11,999	–
Eurogas Corporation*	N/A	N/A	N/A	45%	972	(3)
Repadre Capital Corporation**	17%	1,768	4,628	22%	991	1
Zemex Corporation	39%	(1,005)	–	36%	(81)	2
Other		273	(35)		(1,676)	(215)
		$(847)	$3,099		$(19,400)	$(724)

*

The Company’s investment in Eurogas was accounted for on an equity basis until control was acquired on November 22, 2001 after which the operating results of Eurogas were consolidated with those of the Company.

** As a result of the merger of Repadre Capital Corporation with IAMGOLD Corporation, the Company's interest and significant influence over Repadre Capital Corporation was diminished. As a result, the Company ceased accounting for Repadre on an equity basis on September 30, 2002.

Investment income earned in 2002 was $10.9 million, an increase from $8.4 million in 2001. Current year realized investment gains include a $4.3 million gain realized on the sale of shares of The Toronto Stock Exchange by Dundee Securities. Also included in current year investment income is $4.7 million earned from Eurogas as final settlement on the windup of the Urengoil project in Russia.

(in thousands of dollars)
	2002	2001
Interest,dividends and foreign exchange	$4,678	$6,706
Realized investment gains	12,966	8,815
Realized investment losses	(6,702)	(7,100)
	10,942	8,421
Share of losses of equity accounted investments	(847)	(19,400)
Gains (losses) from dilutions of interest in
equity accounted investments	3,099	(724)
Increase in investment provision	(9,265)	(31,379)
	$3,929	$(43,082)

Earnings from equity accounted investees, including both the Company’s share of earnings or losses and associated dilution gains or losses aggregated, $2.3 million in 2002 compared with a loss of $20.1 million in 2001. Of significance during 2002 are equity earnings of $4.6 million and $6.4 million from our investments in Dundee Realty and Repadre, offset by losses of $7.1 million and $1.0 million from our investments in Breakwater and Zemex. Earnings generated from our investment in Repadre include a dilution gain of $4.6 million generated from Repadre’s share offering and acquisition completed in the second quarter of 2002. Prior year results included a loss of $32.6 million from our investment in Breakwater, offset by equity earnings in Dundee Realty of $12.0 million.

General operating costs of corporate and investment portfolio activities have decreased modestly from $6.5 million in 2001 to $5.7 million in the current year. This division also saw a significant decrease in other non cash expenses, most significantly, amortization of deferred sales commissions. The corporate division last funded commissions in 1996, and as such,  commissions were fully amortized in 2001.

INTERNATIONAL OPERATIONS

Activities from our international division remained constant year over year, generating revenues of just over $3.0 million, offset by operating costs of about $5.0 million.

OIL AND GAS SALES, NET OF ROYALTIES

During 2002, Eurogas earned $6.3 million from its oil and gas operations. The Company acquired control of Eurogas in the fourth quarter of 2001 and therefore, comparative numbers only include a fraction of Eurogas’ oil and gas operations during 2001.

INTEREST EXPENSE

On an overall basis, the Company incurred interest expense of $14.1 million in 2002 compared with $14.6 million in 2001. Approximately 75% of the Company’s total interest expense, or $10.1 million, relates to the Company’s $150 million, 6.70% senior debentures issued in September 1997. Residual interest decreased slightly, although the benefit of lower interest rates were offset by increased average borrowing balances during the year.

DEPRECIATION, DEPLETION AND AMORTIZATION

Depreciation, depletion and amortization costs increased to $8.9 million from $6.4 million in the previous year, an increase of $2.5 million. Depletion of oil and gas properties in 2001 is only reflective of depletion since acquisition of Eurogas in the last quarter of 2001. This accounts for $1.6 million of the increase in amortization. The remaining increase is largely attributable to the business acquisitions completed by the wealth management division in 2002.

(in thousands of dollars)
	2002	2001
Capital assets	$6,859	$5,896
Bond issue costs	157	157
Oil and gas properties	1,893	303
	$8,909	$6,356

EARNINGS PER SHARE

Earnings per share is computed by dividing net earnings for the period by the weighted average number of Class A subordinate voting shares and Class B common shares outstanding during the period of 25,436,218 (2001 – 26,211,526).

Certain share options outstanding dilute the earnings per share calculation by increasing the weighted average number of Class A subordinate voting shares and Class B common shares outstanding at December 31, 2002 by 204,206 to 25,640,424. There were no dilutive securities in 2001.

LIQUIDITY AND CAPITAL RESOURCES

Total cash and short term investments at December 31, 2002 were $119.5 million compared with $118.0 million at the end of 2001. Additionally, approximately 12% of the market value of the Company’s portfolio is invested in liquid investments, including money market instruments, bonds and mutual funds. The Company’s main operating subsidiaries operate in a regulated environment and are therefore subject to requirements whereby they must maintain required levels of capital. At December 31, 2002, all regulated entities complied with regulatory capital requirements and reported excess capital of over $30 million.

On September 24, 1997, the Company completed a public issue of $150 million, 6.70% senior debentures due September 24, 2007, generating cash proceeds to the Company, after issue costs, of $148 million. Subject to certain covenants, the debentures do not restrict the ability of the Company to raise additional equity capital or to incur additional unsecured debt, however, certain of the Company’s subsidiaries are restricted from incurring indebtedness in excess of specified amounts.

The Company and certain of its subsidiaries have various credit facilities established with Canadian chartered banks.

These credit facilities permit the Company to properly manage its resources in order to maintain sufficient liquidity to meet ongoing working capital requirements, service its debt, ensure compliance with regulatory capital requirements, fund the expansion of its current operations and pursue new business opportunities. Current operating facilities include:

•

A corporate revolving term credit facility of $30 million. Interest on the corporate facility is tiered in accordance with the Company’s debt rating on its senior debentures. At December 31, 2002, the Company had borrowed $27.9 million pursuant to this facility. On April 30, 2003, it is intended that this facility be renewed at $55 million.

•

Dundee Wealth also maintains an unsecured credit facility for $20 million with a Canadian chartered bank. At December 31, 2002, Dundee Wealth had borrowed $19.5 million pursuant to this facility. At maturity of the Dundee Wealth facility, scheduled for April 2003, the Dundee Wealth facility will not be renewed but will be replaced with a draw against a credit facility provided by Dundee Bancorp.

•

As a result of the acquisition of DynamicNova, a $22.3 million facility was renegotiated and transferred to DFML Holding Corp., a subsidiary of DWM. At the end of 2002, DMFL Holding Corp. had borrowed $22.3 million against this facility.

•

Dundee Securities, a 100% owned brokerage subsidiary of DWM has established a call loan facility with a Canadian chartered bank, primarily to facilitate the securities settlement process for both client and firm inventory positions. This facility is secured by either unpaid client securities and/or securities borrowed or owned by Dundee Securities.

The most significant uses of cash during 2002 include:

•

In August 2002, the Company paid cash of $10.7 million to acquire all the issued and outstanding shares of CFFG.

•

In October 2002, the Company settled the acquisition of DynamicNova in a share transaction. At acquisition, DynamicNova's cash position exceeded $11.8 million. Concurrent with the acquisition of DynamicNova, CDP subscribed for additional shares of DWM by investing $15.0 million in cash and by transferring $31.0 million of amounts receivable from DynamicNova to DWM. DWM also paid $2.5 million to purchase the minority shareholders' interest in DynamicNova.

•

Commissions associated with asset gathering activities were funded from internal sources at a cash requirement of $26 million. This permits the Company to retain 100% of the management fees associated with these new assets and to receive the tax benefit associated with the commission expense. The Company, however, in the expectation of higher levels of asset gathering, continuously monitors cash flows and is examining the use of outside sources of capital to meet the potential demand that would result from a sharp upswing.

The Company has agreed to provide DWM with a credit facility in the amount of $50 million or to alternatively provide the funds to Dundee Wealth for it, in turn, to provide funds to DWM. The amount outstanding under this facility will be increased by approximately $20 million following the repayment by Dundee Wealth of its credit facility to a Canadian chartered bank. The facility is expected to be drawn down to its maximum and possibly increased in connection with the proposed acquisition of IPC.

The Company will require capital to be set aside for its banking business plan at the time that the Office of the Superintendent of Financial Institutions Canada (“OSFI”) approves the Company’s application to incorporate a bank. It is expected that the capital requirements will initially approximate $10 million and then will vary based on the level of client deposits, nature of assets and other OSFI requirements.

Cash flow generated from management and advisory activities, together with the Company’s borrowing facilities, will be sufficient to meet ongoing working capital requirements, including planned capital spending and debt servicing requirements.

SHARE CAPITAL

The Company has a share incentive arrangement for employees. The share incentive arrangement and the impact on current reported net earnings are outlined in note 10 to the Company’s consolidated financial statements. In fiscal 2002, the Company issued a total of 421,899 Class A Subordinate voting shares, including 412,895 issued on the exercise of stock options, under the terms of the share incentive arrangement.

In March 2002, the Company applied for and obtained approval from The Toronto Stock Exchange to purchase its own shares for cancellation under a normal course issuer bid. During 2002, the Company purchased 866,667 Class A Subordinate Voting Shares for cancellation pursuant to its normal course issuer bid, or otherwise, at a total cash outlay by the Company of $12.7 million.

Early in 2002, the Company’s compensation committee approved the implementation of a Deferred Share Unit Plan (the “Plan”). The terms of the Plan provides for the awarding of units to certain senior officers of the Company at the discretion of the compensation committee. Each unit will entitle the senior executive to a predetermined number of Class A Subordinate Voting Shares of the Company to be released to the senior executive only at retirement or termination of employment.

OUTLOOK

Thus far, 2003 has proven very exciting in terms of major initiatives by some of our investee companies. We are expecting that the transactions that have been recently announced by Dundee Realty and Zemex will be completed in due course during the year. We further expect that the integration program that has already been underway within Dundee Wealth and its subsidiaries will continue successfully to increase efficiencies and reduce costs in the wealth management division.